OGE Energy Corp.	PO Box 321
Oklahoma City, OK 73101-0321
405-553-3000
www.oge.com

September 13, 2021
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mark Wojciechowski
Lily Dang
Office of Energy & Transportation

RE:    OGE Energy Corp.
Form 10-K for the Fiscal Year ended December 31, 2020
Filed February 25, 2021
File No. 001-12579

Ladies and Gentlemen:

Reference is made to the letter, dated August 31, 2021, in which you transmitted the comment of the Staff of the Division of Corporation Finance with respect to the above referenced filing (the "Staff Comment Letter"). This letter is submitted on behalf of OGE Energy Corp. ("OGE Energy") in response to the Staff Comment Letter. To assist you in your review, we have repeated the full text of the Staff's comment in bold face type in this letter, and our response follows immediately.

Form 10-K for the Fiscal Year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 53

1.We understand from your response to prior comment one that you are proposing to revise the non-GAAP “gross margin” labels that you have been using to either “utility margin” or “Enable margin” and to change your reconciliations for these non-GAAP measures to utilize operating income as the most directly comparable GAAP measure, even though you believe operating revenues is more directly comparable.

We continue to believe that you should present gross margin in accordance with GAAP, as defined in the FASB Master Glossary, as the most directly comparable GAAP measure for use in the reconciliation that is required under Item 10(e) of Regulation S-K.

Unless you are able to show how a measure that is unburdened by any expense would be more comparable than gross margin, or how operating income would be more comparable than gross margin, to your utility and Enable margin measures, please further revise your non-GAAP disclosures as requested in prior comment one.

Response #1:

We respectfully acknowledge the Staff's comment, which includes a recommendation that we provide a reconciliation between gross margin in accordance with GAAP and our non-GAAP measures of utility margin and Enable margin. After further internal discussion and evaluation, OGE Energy has decided to transition away from using utility margin and Enable margin when discussing its financial results in future filings. As such, OGE Energy will remove references to utility margin and Enable margin when discussing its financial results in all future Form 10-K and 10-Q filings, beginning with OGE Energy’s Form 10-Q for the quarter ended September 30, 2021.

If you have any questions regarding this response, please contact the undersigned at 405-553-3412.

Very truly yours,

/s/ Sarah R. Stafford
Sarah R. Stafford
Controller and Chief Accounting Officer